SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Zogenix, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Ann D. Rhoads

Executive Vice President, Chief Financial Officer, Treasurer and Secretary

5858 Horton Street, #455

Emeryville, CA 94608

(510) 550-8300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Cheston J. Larson, Esq.

Matthew T. Bush, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(415) 391-0600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Zogenix, Inc. (“Zogenix” or the “Company”) to be held on July 13, 2016 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees and consultants other than the Company’s Chief Executive Officer and directors (the “Option Exchange Program”), and (ii) a written communication sent by the President and Chief Executive Officer of Zogenix to the Company’s employees on May 24, 2016 regarding the Option Exchange Program. Neither the Preliminary Proxy Statement nor the communication attached as an exhibit to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposed Option Exchange Program.

The Option Exchange Program has not yet commenced. Zogenix will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Zogenix’s stockholders with respect to the Option Exchange Program, Zogenix has filed the Preliminary Proxy Statement with the Commission and intends to file other relevant materials with the Commission, including a definitive proxy statement. Zogenix stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.

Zogenix stockholders and option holders will be able to obtain the written materials described above and other documents filed by Zogenix with the Commission free of charge from the Commission’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Zogenix with the Commission by directing a written request to: Zogenix, Inc., 5858 Horton Street, #455, Emeryville, CA 94608, Attention: Corporate Secretary.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2016 Annual Meeting of Stockholders (filed with the SEC on May 24, 2016 and incorporated herein by reference).

99.2	Communication from the President and Chief Executive Officer of Zogenix, to Zogenix employees regarding the proposed Option Exchange Program, dated May 24, 2016.